December 18, 2024

David J. Arthur
President and Chief Executive Officer
Salarius Pharmaceuticals, Inc.
2450 Holcombe Blvd.
Suite X
Houston, TX 77021

       Re: Salarius Pharmaceuticals, Inc.
           Registration Statement on Form S-1
           Filed December 16, 2024
           File No. 333-283828
Dear David J. Arthur:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Daniel Crawford at 202-551-7767 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Stephen Nicolai, Esq.